

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

August 31, 2016

Via E-mail
Richard A. Boone
Executive Vice President and Chief Financial Officer
Rhino Resource Partners, L.P.
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

> **Re:** **Rhino Resource Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 25, 2016**
> **File No. 001-34892**

Dear Mr. Boone:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining